February 14, 2020

Janine Yorio
Chief Executive Officer
Compound Projects, LLC
20 Clinton Street
New York, NY 10002

       Re: Compound Projects, LLC
           Amendment No. 2 to Form 1-A
           Filed January 31, 2020
           File No. 024-11133

Dear Ms. Yorio:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2020 letter.

Form 1-A/A filed January 31, 2020

Consolidated Financial Statements and Independent Auditor TMs Report
Note 6. Subsequent Events, page F-5

1. We have considered your response to our prior comment 2. Please provide us with more detail related to the prior rental history of the property. In your response, tell us the approximate commencement dates and occupancy periods for each lease. Also, please tell us whether you have identified a potential tenant to occupy the property.
General

2. We note the link on your website to your mobile app. Testimonials on the site suggest your offering has commenced. Please advise us if the offering has commenced. We also
 Janine Yorio
Compound Projects, LLC
February 14, 2020
Page 2
      note a testimonial that your app is a "[g]reat way to diversify ... and so easy to buy and sell shares of real estate in hot markets." Please advise us of the functions and capabilities of your platform. For example, are purchasers able to sell their membership interests?
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameJanine Yorio
                                                             Division of
Corporation Finance
Comapany NameCompound Projects, LLC
                                                             Office of Real
Estate & Construction
February 14, 2020 Page 2
cc:       Paul C. Levites, Esq.
FirstName LastName